April 7, 2017

VIA COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Barbara C. Jacobs
Gabriel Eckstein
Kathleen Collins
David Edgar

Re:	Yext, Inc.
Registration Statement on Form S-1
File No. 333-216642

Acceleration Request
	Requested Date:	April 12, 2017
	Requested Time:	4:30 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Yext, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-216642) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Bass at (202) 973-8800.

* * * *

U.S. Securities and Exchange Commission

April 7, 2017

Sincerely,

YEXT, INC.

/s/ Ho Shin
Ho Shin
EVP & General Counsel

cc:	Howard Lerman
Steve Cakebread
Yext, Inc.

Larry W. Sonsini, Esq.
Robert D. Sanchez, Esq.
Michael C. Labriola, Esq.
Megan J. Baier, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Brent B. Siler, Esq.
Brian F. Leaf, Esq.
Nicole C. Brookshire, Esq.
Cooley LLP